Exhibit 99.2

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (“Agreement”) is dated as of February 9, 2023, by and among Urgent.ly Inc., a Delaware corporation (the “Company”), Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel and registered under No. 515352813 with the Israeli Registrar of Companies (“Otonomo”), and [●] (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 and 13d-5(b)(1) of the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of the number of ordinary shares, no par value per share, in Otonomo set forth opposite the Shareholder’s name in Schedule I hereto (such Otonomo Shares together with any other Otonomo Shares over which the Shareholder acquires beneficial ownership (including pursuant to Section 3.1(b)) during the period from the date hereof through the termination of this Agreement, are collectively referred to herein as the “Subject Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Otonomo, the Company and U.O Odyssey Merger Sub Ltd., a company incorporated under the laws of the State of Israel and registered under No. 516747763 with the Israeli Registrar of Companies, and a direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, at the Effective Time, Merger Sub will, subject to the terms and conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “Companies Law”), merge with and into Otonomo with Otonomo surviving such merger (“Merger”), so that immediately following the Merger, Otonomo will be a wholly owned subsidiary of the Company;

WHEREAS, an affirmative vote of the majority of the votes cast at any Annual General Meeting or Special Meeting of the shareholders of Otonomo will be required to approve the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement as a condition to the Merger being consummated; and

WHEREAS, as an inducement to the Company’s and Otonomo’s willingness to enter into the Merger Agreement, the Shareholder is entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Capitalized Terms.  For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1         Agreement to Vote the Subject Shares During the Voting Period.  The Shareholder hereby agrees that, during the period from the date hereof through the termination of this Agreement pursuant to Section 7.1 (the “Voting Period”), at any duly called Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, reconvening or postponement thereof), and in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, it shall, and shall cause any other holder of record of the Subject Shares to, if such a meeting is held, attend at such meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy (including by voting deed), all its Subject Shares:

(a)          in favor of a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

(b)          in favor of any other matters that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such Annual General Meeting or Special Meeting of the shareholders of Otonomo to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that the foregoing shall not require the Shareholder to vote in favor of any modification or amendment to the terms of the Merger Agreement, or any other agreement or arrangement, in each case, to which the Shareholder has not previously consented, that would have the effect of amending or modifying the Merger Agreement to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such);

(c)          against any Otonomo Acquisition Proposal; and

(d)          against any amendments to the Otonomo Organizational Documents (other than as may be provided for in the Merger Agreement or as may be required to effect the Merger and the other transactions contemplated by the Merger Agreement) or other proposal or transaction involving Otonomo or any Otonomo Subsidiary, in each case, that would reasonably be expected to (i) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (ii) change, in any manner, the voting rights of any class of share capital of Otonomo, (iii) result in any condition to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled or (iv) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Merger Agreement or the Shareholder under this Agreement in any material respect.  The Shareholder shall not commit or agree to take any action inconsistent with the foregoing that would be effective prior to the expiry of the Voting Period.

For the avoidance of doubt, except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of the Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the shareholders of Otonomo. Nothing in this Agreement shall obligate the Shareholder to exercise any option, restricted stock unit, warrant or any other right to acquire any Otonomo Shares.

Section 2.2          Grant of Irrevocable Proxy.

(a)          In furtherance of Section 2.1 of this Agreement, subject to Section 2.2(b) hereof and the proviso set forth below, the Shareholder hereby irrevocably grants to and appoints the Company and any of the Company’s designated representatives (the “Authorized Parties”), and each of them individually, as the Shareholder’s proxy (with full power of substitution and resubstitution) in accordance with the Companies Law, for and in the name, place and stead of the Shareholder, to attend all Annual General Meetings or Special Meetings of the shareholders of Otonomo and to vote the Subject Shares at any Annual General Meeting or Special Meeting of the shareholders of Otonomo (or any adjournment, recess, reconvening or postponement thereof) or in any action by written consent of the shareholders of Otonomo in lieu of such a meeting, in each case, during the Voting Period, and solely on the matters and in the manner specified in Section 2.1 hereof (the “Proxy”).  For the avoidance of doubt, the Proxy shall be effective for all actions by written consent of the shareholders of Otonomo during the Voting Period with respect to the matters set forth in Section 2.1.

(b)          It is hereby agreed that the Authorized Parties will use the Proxy granted by the Shareholder in accordance with applicable Law in all material respects and will only vote the Subject Shares subject to such Proxy with respect to the matters and in the manner specified in Section 2.1.  Subject to the foregoing sentence, the vote of an Authorized Party shall control in any conflict between the vote by an Authorized Party of such Subject Shares and any other vote by the Shareholder of its Subject Shares during the Voting Period.

(c)          The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 is given in connection with, and in consideration of, the execution of the Merger Agreement by the Company, and that the Proxy will secure the performance of the Shareholder’s duties under this Agreement.

(d)          The Shareholder hereby affirms that the Proxy granted pursuant to this Section 2.2 by the Shareholder shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, including pursuant to Section 14(b) of the Israeli Agency Law, 5725-1965 (the “Israeli Agency Law”) and except as set forth in Section 2.2(e) below, may under no circumstances be revoked and that the Proxy is executed and intended to be irrevocable. The Shareholder shall revoke any and all prior proxies granted by the Shareholder to the extent inconsistent with the Proxy. Notwithstanding Section 14(a) of the Israeli Agency Law, the Proxy is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder.

(e)           Notwithstanding anything to the contrary herein, the Proxy granted hereunder shall automatically terminate, and any underlying appointment shall automatically be revoked and rescinded and of no force and effect, upon the termination of this Agreement in accordance with its terms.

(f)          The Shareholder hereby further agrees that it will not intentionally take any action or fail to take any action with the primary purpose of causing Otonomo to fail to recognize the Proxy at any Annual General Meeting or Special Meeting of the shareholders of Otonomo.

ARTICLE III

COVENANTS

Section 3.1          Subject Shares.

(a)          The Shareholder agrees that during the Voting Period it shall not, without the prior written consent of the Company and Otonomo, (i) directly or indirectly (A) offer for sale, sell (including short sales), transfer, tender, exchange, pledge, encumber, hypothecate, loan, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, forward sale, hedging or similar transaction by which any economic risks or rewards or ownership of, or voting rights with respect to Subject Shares are Transferred or affected, or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to any or all of the Subject Shares or (B) consent to or approve, or publicly announce its intention to do, any of the foregoing in this clause (i) or (ii) grant any proxies or powers of attorney with respect to, or deposit into a voting trust or enter into a voting arrangement, whether by proxy, voting agreement or otherwise with respect to, or related to any or all of the Subject Shares or agree, commit or enter into any understanding to enter into any such voting trust, voting arrangement, proxy or voting agreement, or commit any act that would restrict the Shareholder’s legal power, authority and right to vote all of the Subject Shares or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement; provided, that the Shareholder may Transfer any of its Subject Shares or any interest contained therein (x) to any of its controlled Affiliates; provided, however, that (1) the effectiveness of any such Transfer shall be conditioned on the transferee agreeing in writing (in form and substance reasonably acceptable to the Company and Otonomo) to be bound by the provisions of this Agreement and (2) any such Transfer shall not relieve the Shareholder from any liability or obligations hereunder or (y) in connection with the “net exercise” on a cashless basis of any Otonomo Stock Option in accordance with the terms set forth in Section 2.2(d)(ii) of the Merger Agreement. Any Transfer in violation of this Section 3.1(a) with respect to the Shareholder’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Shareholder.

(b)          If any involuntary Transfer of the Subject Shares occurs (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the expiry of the Voting Period.

(c)          In the event of an issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, or other receipt of Otonomo Shares, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares initially subject to this Agreement as well as all such additional Otonomo Shares acquired or received by the Shareholder in connection with any issue of bonus shares, share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, similar transaction or other receipt of Otonomo Shares referred to above and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction or otherwise acquired or received.

(d)          The Shareholder agrees, during the Voting Period, to notify the Company and Otonomo of the number of any new Otonomo Shares or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Article II acquired or otherwise obtained by the Shareholder, if any, from and after the date hereof.

Section 3.2          Non-Solicitation.  During the Voting Period, the Shareholder shall, and shall cause its Representatives to, comply with the covenants set forth in Section 5.6(a) of the Merger Agreement (subject to any exceptions therein) applicable to Otonomo as if such covenants were applicable to the Shareholder, mutatis mutandis.  For the avoidance of doubt, in no event shall the Shareholder be directly liable for the termination fees provided for under Section 7.2(b) of the Merger Agreement, or any other amounts payable pursuant to the Merger Agreement.

Section 3.3          Shareholder’s Capacity.  All agreements and understandings made herein shall be made solely in the Shareholder’s capacity as a holder of the Subject Shares and not in any other capacity.  Nothing contained in this Agreement shall prevent, limit or affect the Shareholder or any Person affiliated with the Shareholder, as applicable, from exercising his or her fiduciary duties as a director or officer of Otonomo or any of its Subsidiaries pursuant to applicable Law or otherwise from taking any action in his or her capacity as a director or officer of Otonomo or any of its Subsidiaries, and the restrictions set forth in this Agreement shall only apply to the Shareholder in his, her or its capacity as a shareholder of Otonomo.

Section 3.4          Waiver of Appraisal and Dissenters Rights.  The Shareholder (a) hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any and all rights to require appraisal of the Subject Shares pursuant to Israeli Law or otherwise to dissent from the transactions contemplated by the Merger Agreement and (b) agrees not to commence, join in, facilitate, assist or encourage and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, Otonomo or any of their respective successors or directors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim alleging breach of fiduciary duty of any Person in connection with this Agreement, the Merger Agreement or any other Transaction Agreement or the consummation of the transactions contemplated hereby or thereby and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

Section 3.5          Further Assurances.  The Shareholder shall, from time to time, at the written request of the Company and Otonomo, perform or cause to be performed such further acts and to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as are reasonably necessary or appropriate to vest in the Company and Otonomo the power to carry out and give effect to the provisions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Otonomo and the Company as follows:

Section 4.1          Due Organization and Authorization.  If the Shareholder is a corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, (i) it is duly organized, validly existing, and to the extent applicable, in good standing under the laws of the jurisdiction of its organization, (ii) the Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and (iii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder.  If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company and Otonomo, constitutes a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.2          Ownership of Shares.  Schedule I hereto sets forth opposite the Shareholder’s name the number of Otonomo Shares over which the Shareholder has legal and beneficial ownership as of the date hereof.  As of the date hereof, the Shareholder is the lawful owner of the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder and has the sole power to vote or cause to be voted such Otonomo Shares.  Except as set forth on Schedule 4.2 hereto, as of the date hereof, the Shareholder does not own or hold any right to acquire any additional shares of any class of share capital of Otonomo or other securities of Otonomo or any interest therein or any voting rights with respect to any securities of Otonomo other than the Subject Shares.  The Shareholder has good and valid title to the Otonomo Shares denoted as being legally and beneficially owned by the Shareholder on Schedule I, free and clear of any and all Liens of any nature or kind whatsoever, other than (i) those created by this Agreement, (ii) those imposed under applicable securities Law or (iii) Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement.

Section 4.3          No Conflicts; Consents

(a)          The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by it with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Shareholder, (ii) if the Shareholder is a corporation, contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Shareholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Subject Shares pursuant to any Contract to which the Shareholder is a party or by which the Shareholder is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby, except for compliance with applicable requirements of the Companies Law, the Exchange Act or any other securities Laws and the rules and regulations promulgated thereunder.

Section 4.4         Absence of Litigation. As of the date hereof, there is no Action pending against, or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to materially impair the Shareholders’ ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 4.5          Absence of Other Voting Agreement. Except for this Agreement, the Shareholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Subject Shares or other equity securities of Otonomo owned by the Shareholder, or (ii) granted any proxy, consent or power of attorney with respect to any Subject Shares (other than as contemplated by this Agreement).

Section 4.6          No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

Section 4.7          Reliance. The Shareholder has been represented by or had opportunity to be represented by, independent counsel, and that it or its authorized officers have carefully read and fully understand this Agreement and the Merger Agreement. The Shareholder understands and acknowledges that the Company and Otonomo are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

Section 4.8          Sophistication. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company and Otonomo to make an informed decision regarding this Agreement and the other transactions contemplated by the Merger Agreement and has independently and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement, without reliance upon the Company or Otonomo or any of their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Shareholder as follows:

Section 5.1          Due Organization and Authorization.  The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.  The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Shareholder and Otonomo, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 5.2          No Conflicts; Consents.

(a)          The execution and delivery of this Agreement by the Company does not, and the performance by the Company of the obligations under this Agreement and the compliance by the Company with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to the Company, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of the Company, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which the Company is a party or by which the Company is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF OTONOMO

Otonomo hereby represents and warrants to the Shareholder as follows:

Section 6.1          Due Organization and Authorization.  Otonomo is duly organized, validly existing, and in good standing under the laws of the State of Israel.  Otonomo has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Otonomo have been duly authorized by all necessary action on the part of Otonomo.  This Agreement has been duly executed and delivered by Otonomo and, assuming the due authorization, execution and delivery by the Shareholder and the Company, constitutes a valid and binding obligation of Otonomo, enforceable against Otonomo in accordance with its terms, except to the extent enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

Section 6.2          No Conflicts; Consents.

(a)          The execution and delivery of this Agreement by Otonomo does not, and the performance by Otonomo of the obligations under this Agreement and the compliance by Otonomo with any provisions hereof do not and will not: (i) conflict with or violate any applicable Law applicable to Otonomo, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by-laws, operating agreement or similar formation or governing documents and instruments of Otonomo, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under any Contract to which Otonomo is a party or by which Otonomo is bound, except, in the case of clause (i) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Otonomo to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to Otonomo in connection with the execution and delivery of this Agreement or the consummation by Otonomo of the transactions contemplated hereby, except for (i) filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the consummation of the transactions contemplated hereby, and (ii) compliance with applicable requirements of the Companies Law.

ARTICLE VII

TERMINATION

Section 7.1          Termination.  This Agreement shall automatically terminate, and none of the Company, Otonomo or the Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) a written agreement between the Company, Otonomo and the Shareholder to terminate this Agreement; (b) the Effective Time; (c) the date of any modification or amendment to the terms of the Merger Agreement that is effected without the Shareholder’s prior written consent that would cause the Merger Agreement, as amended, to be less favorable in any material respect to the Shareholder than the Merger Agreement as in effect on the date hereof (excluding, in all cases, any amendments affecting shareholders of Otonomo who are directors, officers or employees of Otonomo in their capacities as such); and (d) the termination of the Merger Agreement in accordance with its terms.  The termination of this Agreement shall not prevent a party hereto from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s intentional and material breach of any terms of this Agreement.  Notwithstanding anything to the contrary herein, the provisions of Article VII shall survive the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1          Publication.  The Shareholder hereby permits the Company and Otonomo to publish and disclose publicly the Shareholder’s identity and ownership of Otonomo Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement in any announcement or disclosure required by the SEC or other Governmental Authority, the Proxy Statement, the Registration Statement, any filing required under Section 13 or 16 of the Exchange Act or any other disclosure document in connection with the Merger or any of the other transactions contemplated by the Merger Agreement, in each case as determined by the Company or Otonomo (in their respective sole discretion) to be required to be disclosed.  The Shareholder agrees to promptly give to the Company and Otonomo any information as they may reasonably require for the preparation of any such disclosure documents. The Shareholder hereby agrees to promptly notify the Company and Otonomo of any required corrections with respect to any written information supplied by the Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have come false or misleading in any material respect.

Section 8.2          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Otonomo any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Shareholder, and the Company and Otonomo shall have no authority to direct the Shareholder in the voting or disposition of any of the Subject Shares except as otherwise provided herein.

Section 8.3          Fees and Expenses.  Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into and performance under this Agreement and the consummation of the transactions contemplated hereby and by the Merger Agreement.

Section 8.4          Amendments, Waivers, etc.  No provision of this Agreement may be amended, changed, supplemented or otherwise modified, except upon the execution and delivery of a written agreement executed by the Company, Otonomo and the Shareholder.  No provision of this Agreement may be waived, except upon the execution and delivery of a written agreement executed by the parties hereto. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. For the avoidance of doubt, each of the Company and Otonomo, acting singly, shall have the right to enforce any of the Shareholder’s obligations hereunder, without any requirement to receive consent from, or cooperate with, the other in connection with such enforcement.

Section 8.5          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that, electronic mail received after 6:00 p.m. Eastern Time shall be deemed received on the day following the date of transmission, and provided further that there is no return error message or other notification of non-delivery received by the sender), or sent by a U.S. nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to it at:

Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna VA 22182
Attention:	Tim Huffmyer
Email:	thuffmyer@geturgently.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
Attention:	Bob O’Connor
Rich Mullen
Mark Baudler
Lianna Whittleton
Email:	roconnor@wsgr.com
rich.mullen@wsgr.com
mbaudler@wsgr.com
lwhittleton@wsgr.com

and to:

Herzog, Fox & Neeman
Herzog Tower, 6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attention:	Natan Wiesenberg
Email:	wiesenbergn@herzoglaw.co.il

If to Otonomo, to it at:

Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya 4672534, Israel
Attention:	Ben Volkow
Bonnie Moav
Email:	ben@otonomo.io
bonnie@otonomo.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:	John Greer
Ryan Lynch
Email:	john.greer@lw.com
ryan.lynch@lw.com

Latham & Watkins LLP
99 Bishopsgate
London EC2M 3XF
Attention:	Joshua Kiernan
Email:	joshua.kiernan@lw.com

and to:

Gross Law Firm
1 Azrieli Center, Round Tower
Tel Aviv 6701101 Israel
Attention:	Amir Raz
Email:	amir.raz@ghk-law.com

and if to the Shareholder, to it at the address set forth in Schedule I, or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.6          Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7          Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties hereto or the legal substance of the transactions contemplated hereby.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8          Entire Agreement; No Third-Party Beneficiaries; Assignment.

(a)          This Agreement, together with the Merger Agreement (a) constitutes the entire agreement between the Company, Otonomo and the Shareholder, with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company, Otonomo and the Shareholder with respect to the subject matter hereof and (b) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

(b)          Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9          Confidentiality.  Except to the extent required by applicable Law or regulation, the Shareholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Shareholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Shareholder nor any of its Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Otonomo, except (a) as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Otonomo to the extent practicable or (b) for any amendments to the Schedule 13D of the Shareholder required by virtue of this Agreement.

Section 8.10        Interpretation.  When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or Schedule to, this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Unless the context of this Agreement otherwise requires, the words “neither,” “nor,” “any,” “either” and “or” are not exclusive.  The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

Section 8.11        Governing Law.  This Agreement and the Relevant Matters shall be governed by, and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof, except that the Israeli Law Matters shall be governed by the Laws of the State of Israel.

Section 8.12        Specific Performance; Submission to Jurisdiction.

(a)          The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement (including failure to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case in accordance with Section 8.12(b), this being in addition to any other remedy to which they are entitled at law or in equity. The parties’ rights in this Section 8.12 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 8.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any party seeks any remedy referred to in this Section 8.12, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(b)          Each of the parties hereto irrevocably and unconditionally (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof, in connection with any Relevant Matter, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Relevant Matter in any court other than the Court of Chancery in the State of Delaware, or if (and only if) such court finds it lacks jurisdiction, any federal court located in the State of Delaware, and any appellate court from any thereof and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court; provided, that with respect to any Israeli Law Matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.  Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.12 in the manner provided for notices in Section 8.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

Section 8.14       No Partnership, Agency or Joint Venture.  This Agreement is intended to create a contractual relationship between the Company, Otonomo and the Shareholder and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 8.15          No Agreement Until Executed. This Agreement shall not be effective unless and until the Merger Agreement is executed and delivered by all parties thereto.

Section 8.16          Non-Survival of Representations and Warranties. The respective representations and warranties of the Company, Otonomo and the Shareholder contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

Section 8.17         Counterparts; Electronic Signatures.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

URGENT.LY INC.

By:    _____________________________________________
          Name:
          Title:

OTONOMO TECHNOLOGIES LTD.

By:    _____________________________________________
          Name: Ben Volkow
          Title:   Chief Executive Officer and Director

[THE SHAREHOLDER]

By:    _____________________________________________
          Name:
          Title:

Schedule I

Shareholder	Address	Otonomo Shares
[●]	c/o [●]